

D Brent Israelsen · 3rd

Executive Chairman at Thunder Biotech, Inc

Alpine, Utah · 462 connections · **Contact info**

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Thunder Biotech, Inc.

 Brigham Young University

Experience

Thunder Biotech, Inc.
3 yrs 5 mos


Executive Chairman
Sep 2016 – Present · 3 yrs 5 mos
Provo, Utah Area


Interim CEO
Mar 2018 – Present · 1 yr 11 mos
Provo, Utah Area

President and CEO
Genises, Inc.
Sep 2012 – Present · 7 yrs 5 mos

Technology company supporting Economic Development and Innovation on a Global Scale.

President and CEO
GEDIH, Inc.
Sep 2012 – Present · 7 yrs 5 mos

Supporting Innovations in Cooperative Capital Investment

President
GEDIH NETWORK
Jul 2011 – Present · 8 yrs 7 mos

Member-based Network supporting Innovation and Entrepreneurship

President
Maverick Angels Utah Chapter
Jan 2010 – Dec 2012 · 3 yrs

Creating an Entrepreneurial approach to Angel Investing.

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Education


Brigham Young University
JD, Law

1979 – 1982
Activities and Societies: J. Reuben Clark Law Society

Utah State University
BS, General Studies, Economics, History, Polital Science, English and Spanish
1974 – 1979
Activities and Societies: Blue Key Honor Society

Pre-law and economics focus on under-graduate studies.

Skills & Endorsements

Entrepreneurship · 47

 Endorsed by **Bill Barber and 4 others who are highly skilled at this**

Start-ups · 29

 Endorsed by **Bill Barber and 3 others who are highly skilled at this**

Strategic Partnerships · 18

 Endorsed by **William Flury III and 1 other who is highly skilled at this**

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Accomplishments

2 Languages
English • Spanish

2 Organizations
J. Reuben Clark Law Society • Utah State University Alumni Association

Interests

 **Brigham Young University**
260,294 followers

 **Utah State University**
100,857 followers